Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

This information was first posted on TAM S.A.'s website on August 16, 2010. The information formed part of TAM S.A.'s electronic presentation of its second quarter results for the 2010 fiscal year and was also used as the basis for two scheduled conference calls discussing TAM's second quarter results. Further, the information was presented to TAM S.A.'s investors and analysts at a quarterly local meeting held in São Paulo on August 17, 2010.

Forward Looking Statements

This report contains forward -looking statements, including with respect to the negotiation, implementation and effects of the proposed combination. Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward -looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward -looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward -looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward -looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This report relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This report is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan. com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam. com.br.

LAN and TAM Announce Intention to Combine

New Latin American Airline Group Would Be Among The Leading Airlines In The World

LAN
TAM

> "The only way to compete in an open skies market, is creating a large Latin American airline group"
>
> Captain Rolim Adolfo Amaro

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All information provided as of this slide will only materialize with the approval of shareholders and the authorities

Evolving global context has created the opportunity for a Latin American leader to emerge

- The world is consolidating and international players are looking at Latin America for growth
- Regional consolidation creates the opportunity for a Latin American carrier to enter on an equal footing with the world leaders
- LAN and TAM have the opportunity to create this global champion, due to leading home market positions and shared focus on value creation

This is the right time for the two companies combined to take the opportunities of one of the regions with greatest potential demand growth in the world

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

Transaction overview

- Transaction based on shares exchange seeks to consolidate the economic interests of shareholders groups into a single entity

- TAM and LAN controlling shareholders will keep control of LATAM with balanced voting power of 50% each
- Board composed by 9 members, of which 4 from the controlling shareholders:
  - 2 from Amaro Family
  - 2 from Cueto Family

Details

- There will be a public offer to exchange for cancellation of TAM's registration as an open company
- LAN Airlines SA will be renamed to LATAM Airlines Group SA and will be the holding company that will align the activities of the entire group

- To TAM's shareholders (controlling and others) will be offered 0.90 LATAM common share for each share of TAM

LATAM will be listed on three stock exchanges

- Santiago
- New York (ADRs)
- São Paulo (BDRs)

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

The control of the group will be equally divided among the families Amaro and Cueto

Amaro Family	Cueto Family	Free Float From TAM	Free Float From LAN
13,5%	24,1%	15,8%	46,6%

Controlling Shareholders

LATAM

LATAM Chairman of the Board - Mauricio Amaro
LATAM CEO - Enrique Cueto

LAN

LAN CEO - Ignacio Cueto

Subsidiaries:
LAN Peru
LAN Argentina
LAN Ecuador
LAN Cargo

TAM

TAM SA Chairman of the Board - Maria Cláudia Amaro
TAM SA CEO – Marco Antonio Bologna
TAM Linhas Aéreas CEO – Líbano Miranda Barroso
Subsidiaries:
Pantanal
TAM Mercosur
Multiplus

The Controlling Shareholders have a shareholders' agreement, which determines the equal LATAM's control distribution

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

LAN e TAM today

		TAM	LAN
Operational	• **Passengers** (million)	30.4	15.4
	• **Destinations**	63	70
	• **Countries served**	14	17
	• **Employees** (thousand)	26.3	17.7
	• **Aircraft**	143	98
	• **Aircraft orders**	90+	121
	• **2009 ASKs** (billion)	64.7	38.8
	• **Tons** (thousand)	183	649
Financial	• **2009 Revenue** (USD billion)	4.9	3.7
	• **2009 EBITDAR margin**	14.0%	22.5%

Note: Most recent figures except for financials and ASK (as of Dec 2009)

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

LATAM will be the leading company within it's region...

Revenue
US$ Billion, 2009

$8.5
$3.5
$2.6
$1.3
LAN-TAM
GOL
Avianca-Taca
Copa

EBITDAR
US$ Million, 2009

$1.505
$690
$400
$320
LAN-TAM
GOL
Avianca-Taca (E)
Copa

Destinations
Number of cities, as of today

116
62
58
51
LAN-TAM
GOL
Avianca-Taca
Copa

Passengers
Million, 2009

45.8
28.4
11.3
5.6
LAN-TAM
GOL
Avianca-Taca
Copa

Source: Company 20-F filings, Airline Business, IR presentation, Company websites.

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

... and will be among the leading airlines in the world

The Top 15 passenger airlines in revenue
US$ Billion, 2009

1 Lufthansa Group 31
Air France-KLM Group 30
United - CO 29
Delta 28
5 AMR Corporation 20
BA - Iberia 19
JAL 16
ANA Group 13
Qantas 11
10 US Airways 10
Southwest 10
Singapore Air Group 9
Cathay Pacific 9
Air Canada 9
15 LATAM 9

The Top 15 passenger airlines in passengers
Million, 2009

1 Delta 161
United-CO 102
Southwest 86
American 86
5 Air France-KLM 71
Lufthansa 70
China Southern 66
Ryanair 65
BA - Iberia 52
10 US Airways 51
LATAM 46
China Eastern 44
JAL 41
Air China 40
15 Qantas 38

Source: Company reports for LAN and TAM, Airline Business

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All information provided will only materialize with the approval of shareholders and the authorities

Will be the absolute leader in South America and co-leader on routes to and from the USA and Canada

Current capacity
Million of seats per month

1,6
1,4
1,1
100%
80
60
40
20
0
Outher
Pluna
Aerolineas
GOL
Avianca
1st LATAM
Other
Avianca
United and Continental
Delta
2nd LATAM
American
Other
Alitalia
Avianca
Lufthansa and Swiss
4th LATAM
TAP
Air France and KLM
British Airways and Iberia
Intra South America
USA e Canada
Europe

Note: International non-stop segments
Source: OAG as of July 2010

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All information provided will only materialize with the approval of shareholders and the authorities

The combination will provide growth opportunities to the group

This combination provides us an unique position...

- 116 destinations in 23 countries
- Fleet of 241 aircraft
- 44 thousand employees
- Leaders in the domestic markets of Brazil, Chile, Ecuador and Peru
- In South American intra-regional our leadership will be very strong

... and we have the opportunity to grow even more acting initially on four growth areas

1	Brazil to Europe/Africa	Increased Southern cone feed to support new service to Europe
2	Lima to North/Central Am.	Increased Brazil feed supports new service to US and Mexico
3	New hubs	Potential new hubs could connect to Europe and US
4	Cargo	Combination of LAN's expertise and TAM's footprint

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

The transaction is expected to generate estimated annual synergies of ~US$400 million

US$ ~400M

Cargo Revenue $110M

PAX Revenue $170M

Costs $120M

- Expectation to implement one third of the synergies within the first year
- All synergies should be implemented by the end of the third year

Revenues: Cargo ~$110M, Pax ~$170M

Synergy Source	Value US$ Million	Rationale
Cargo	110	New service, sharing of best practices
Network relevance	50	Improved access to joint hubs and combined network appeal
Increased connectivity	40	Combined network creates new city pairs and increased service
New flights	35	Combined network supports new flights and hubs
Other passenger revenue	35	Including consolidation of partner airline contracts and increased utilization
Frequent flyer	10	Consolidation of the programs and sharing of best practices

Costs: ~$120M

Synergy Source	Value US$ Million	Rationale
Airports	25	Consolidation of functions in overlapping stations
Procurement	25	Leveraging economies of scale in contracts
Corporate	20	Streamlining of corporate overhead and some functions
IT	20	Efficiencies of common IT platforms
Maintenance	15	Leveraging economies and efficiencies of scale
Sales	15	Efficiency of combined sales efforts

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All information provided will only materialize with the approval of shareholders and the authorities

TAM

Opportunities on cargo transportation combining LAN cargo expertise with TAM market opportunity

LAN's global and diversified cargo network…

North America to South America
Europe to South America
LAN CARGO
MasAir
lanco
ABSA
Regional (intra) South America
LAN CARGO

…with TAM's Brazilian market presence

- **Brazil is the largest domestic cargo market in Latin America**
- **TAM offers significant strengths**
  - Domestic widebody network
  - Existing cargo operation
  - Strong and growing European network

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All information provided will only materialize with the approval of shareholders and the authorities
TAM

We will be the third largest airline of the world in market value

Market Cap (USD B)

20.0
15.0
10.0
5.0
0.0
19.2
13.7
10.6
9.4
7.5
7.4
7.4
7.2
5.1
4.5
3.8
2.3
Air China
Singapore
LATAM
Delta+Northwest
United+CO
Ryanair
Lufthansa+Swiss
British + Iberia
Qantas
AirFrance+KLM
Gol
Copa

Source: Bloomberg (30/07/2010)

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All information provided will only materialize with the approval of shareholders and the authorities

TAM